FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2009

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

The Royal Bank of Scotland Group plc – Interim Results for the half year ended 30 June 2009 - Amendment

Due to a clerical error, an incorrect version of the table analysing credit risk assets by industry sector was included on page 99 of the Interim Results announcement on
7 August 2009. This does not affect the income statement, balance sheet, cash flow statement or the Group’s results.

The correct version of the table is shown below:-

Credit risk
(continued)
Credit risk assets
 by industry and geography
(Core and Non-Core)
Industry analysis plays an important part in assessing potential concentration risk in the loan portfolio.

Heightened monitoring applies to industry sectors
 where the Group believes there is a high degree of risk or potential for volatility in the future.

	30 June 2009	31 December 2008 (1)
Credit risk assets by industry sector	£bn	£bn

Personal	184	198
Banks and financial institutions	152	180
Property (2)	104	113
Manufacturing	54	68
Transport and storage	50	59
Technology, media, telecommunications	35	42
Wholesale and retail trade	32	35
Building	26	29
Public sectors and quasi-government	25	40
Power, water and waste	20	27
Natural resources and nuclear	20	25
Tourism and leisure	18	20
Business services	14	15
Agricultural and fisheries	4	4

	738	855

Notes:
(1)	Prior period amounts have been restated to reflect internal reclassifications of certain business lines.
(2)	Property includes direct property financing plus related exposures.

Contact

Richard O'Connor
Head of Investor Relations
+44 (0)207 672 1758

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 August 2009

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ A N Taylor

Name: Title:	A N Taylor Head of Group Secretariat